Item 77D - DWS Clean Technology Fund
(formerly DWS Climate Change Fund) a series of
DWS Securities Trust

Effective on October 1, 2011 (the "Effective Date"), the following changes were made to the fund's name and investment strategy.

On the Effective Date, the fund's name changed from DWS Climate Change Fund to DWS Clean
Technology Fund.

The fund's investment strategy was updated as follows:

Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of US and foreign companies engaged in activities related to energy- and resource-efficient solutions ("clean technology-related companies"). Generally, clean technology-related companies are engaged in businesses whose growth is supported by increased environmental regulation, increasing demand for energy- and resource-efficient technologies for companies as well as individuals and increased focus on national energy and resource security. Currently, the fund considers such companies to include (i) companies that derive at least half of their revenues or net income from activities related to clean technology, and (ii) companies that derive as little as 5% of their revenues or net income from such activities, provided that such companies target positive growth from clean technology-related activities; however the fund may change the criteria it uses from time to time without shareholder approval. As part of its evaluation of clean technology-related companies, the fund may consider a company's overall environmental policies and practices, but generally such considerations will not be the only factor in selecting investments for the fund.

The fund's equity investments are mainly common stocks, but may also include other types of equities, such as preferred or convertible stocks, or equity securities of real estate investment trusts ("REITs").
The fund may invest up to 40% of its assets in emerging market equities
(equities traded mainly in emerging markets or issued by companies that are organized in emerging markets or have more than half of their business there). The fund considers "emerging markets" to include any country that is defined as an emerging or developing economy by any one of the following: The International Bank for Reconstruction and Development (i.e., the World
Bank), the International Finance Corporation or the
United Nations or its authorities.



 For internal use only
E:\Electronic Working Files\03 - NSAR\2011\11-30-11\DWS Securities Trust\03-Exhibits\Exhibit 77D Securities Trust.docx
 For internal use only

 For internal use only